Exhibit 99.2

LION GROUP HOLDING LTD.

(incorporated in the Cayman Islands with limited liability)

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING

to be held on October 6, 2023

(or any adjourned or postponed meeting thereof)

I/we, the undersigned acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement and, being the registered holder of ________________ Class A Ordinary Shares1 , par value US$0.0001 per share, and ________________ Class B Ordinary Shares2, par value US$0.0001 per share (together with Class A Ordinary Shares, “Ordinary Shares”), of Lion Group Holding Ltd. (the “Company”), hereby appoint Mr. Chunning Wang, Director of the Company or (Name) ____________________________________________________________________of (Address)____________________________________________________________________________as my/our proxy to attend and act for me/us at the Annual General Meeting3 (or at any adjournment or postponement thereof) of the Company to be held at 10:00 a.m., local time, on October 6, 2023 at 3 Phillip Street, #15-04 Royal Group Building, Singapore 048693.

My/our proxy is instructed to vote on the resolutions in respect of the matters specified in the Notice of the Annual General Meeting as indicated below:

1.	RESOLVED as an ordinary resolution: to ratify, confirm, approve and adopt the appointment of HTL International, LLC as auditor of the Company for the fiscal year ending December 31, 2023, and to authorize the board of directors of the Company to fix the remuneration of the auditor.	For ☐	Against ☐	Abstain ☐

2.	RESOLVED as an ordinary resolution: to elect the following persons as Class I Directors of the Company, pursuant to the Company’s Articles of Association:

		For	Against	Abstain

a.	Yan ZHANG	☐	☐	☐
b.	Hua LUO	☐	☐	☐
c.	Zhixiang ZHANG	☐	☐	☐
d	Chi Fai CHOI	☐	☐	☐

3.	a. RESOLVED as an ordinary resolution: to approve the increase of the Company’s authorized share capital from US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each, comprising of 300,000,000 Class A ordinary shares, 150,000,000 Class B ordinary shares, and 50,000,000 preferred shares of a par value of US$0.0001 each, by the creation of an additional 39,700,000,000 Class A ordinary shares, 7,350,000,000 Class B ordinary shares, and 2,450,000,000 preferred shares of a par value of US$0.0001 each, such that the authorized share capital shall be US$5,000,000 divided into 50,000,000,000 shares of a par value of US$0.0001 each, comprising of 40,000,000,000 Class A ordinary shares, 7,500,000,000 Class B ordinary shares, and 2,500,000,000 preferred shares of a par value of US$0.0001 each (the “Increase of Authorized Shares”).	For ☐	Against ☐	Abstain ☐

[1]	Please insert the number of Class A Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

[2]	Please insert the number of Class B Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

[3]	If any proxy other than Mr. Chunning Wang, Director of the Company is preferred, strike out the words Mr. Chunning Wang, Director of the Company, and insert the name and address of the proxy desired in the space provided. A proxy needs not be a shareholder. If you are the holder of two or more Ordinary Shares, you may appoint more than one proxy to represent you and vote on your behalf at the Annual General Meeting. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

3.

b. RESOLVED as a special resolution, to approve that Section 6 of the third amended and restated memorandum and articles of association of the Company being replaced with the following:

“6. The capital of the Company is US$5,000,000 divided into 50,000,000,000 shares with a nominal or par value of US$0.0001 each, comprising (a) 40,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each; (b) 7,500,000,000 Class B Ordinary Shares of a par value of US$0.0001 each; and (c) 2,500,000,000 preferred Shares of a par value of US$0.0001 each. Subject to the Companies Act and the Articles of Association the Company shall have power to redeem or purchase any of its shares and to sub-divide or consolidate the said shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided. Shares and other securities of the Company may be issued by the Directors with such preferred, deferred or other special rights, restrictions or privileges whether in regard to voting, distributions, a return of capital, or otherwise and in such classes and series, if any, as the Directors may determine.”

		For ☐	Against ☐	Abstain ☐

4.	RESOLVED as an ordinary resolution, to approve and adopt the Company’s 2023 equity incentive plan.	For ☐	Against ☐	Abstain ☐

5.	RESOLVED as an ordinary resolution, to approve to direct the chairman of the annual general meeting to adjourn the annual general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 - 5.	For ☐	Against ☐	Abstain ☐

Dated_________________, 2023

Signature (s) ___________________

Name of Signature _______________________

Name of Shareholder _____________________

Notes:

1.	Only the holders of record of the Class A Ordinary Shares or Class B Ordinary Shares of the Company at the close of business on September 8, 2023, New York time, should use this form of proxy.

2.	Please indicate your voting preference by ticking, or inserting in the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. If NO instruction is given, your proxy will vote or abstain from voting at his/her discretion. If any other matter properly comes before the Annual General Meeting, or any adjournment or postponement thereof, which may properly be acted upon, unless otherwise indicated, your proxy will vote or abstain from voting at his/her discretion.

3.	Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

4.	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same. In the case of joint holders, all holders must sign.

5.	This form of proxy and any authority under which it is executed (or a notarized and/or duly certified copy of such authority) must be returned to the attention of Mr. Chunning Wang, Chief Executive Officer, Lion Group Holding Ltd., 3 Phillip Street, #15-04 Royal Group Building, Singapore 048693 no later than the time for holding the Annual General Meeting or any adjournment thereof.

6.	Completion and return of the form of proxy will not prevent you from attending and voting in person at the Annual General Meeting.